Subsidiaries of Valor Computerized Systems Ltd.

Ownership and control (%)
Valor Computerized Systems, Inc.	100
Valor Computerized Systems Far East Limited	100
Valor Computerized Systems GmbH	100
Valor Computerized Systems (UK) Limited	100
Valor Computerized Systems Japan KK	100
Valor Computerized Systems N.V.	100
Valor Computerized Systems Oy (Harelda)	100
Valor Computerized Systems Singapore	100
T-V Holding A/S	100
Valor Denmark	100
Frontline P.C.B. Solutions Ltd.	50